April 11, 2006

Karl Hiller Division of Corporate Finance Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549-0405

Re:

Responses to the Securities and Exchange Commission

Staff Comments dated March 29, 2006, regarding

Cardero Resource Corp. (the “Company”)

Annual Report on Form 40-F filed January 31, 2006

Commission File No. 000-32345

Dear Mr. Hiller:

This letter responds to the staff’s comments set forth in the March 29, 2006 letter regarding the above-referenced Form 40-F annual report.  For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

In connection with our response to the staff’s comments, we hereby acknowledge that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Our responses are as follows:

Form 20-F for the Fiscal Year Ended October 31, 2005

Controls and Procedures

1Staff Comment No. 1.

We note your disclosure qualifying your conclusion about the effectiveness of your disclosure controls and procedures, stating that a “. . . control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the internal control system are met.”

Please revise to state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level.  Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

The Company’s Response:

We have revised our disclosures under the heading, “Controls and Procedures”, by deleting the language that had qualified our conclusions about the effectiveness of our disclosure controls and procedures.

Consolidated Balance Sheets, page 55

2Staff Comment No. 2.

We note your disclosure in which you state that “. . . the Chief Executive Officer and Chief Financial Officer concluded that as of the Evaluation date, the Company’s disclosure controls and procedures were effective in timely alerting them to the material information relating to the Company (or its consolidated subsidiaries) required to be included in reports that the Company files or submits under the Exchange Act.”

Please expand your disclosure to clarify whether your officers also concluded that your disclosure controls and procedures were effective at the reasonable assurance level with respect to such disclosure controls and procedures being designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

The Company’s Response:

See response to Staff Comment No. 1.

Independent Accountants’ Fees

3Staff Comment No. 3.

We note your disclosure in which you state that the audit-related fees include fees for reviewing the reconciliation between US and Canadian GAAP.  Please note the reconciliation to US GAAP must be audited.  We presume the reconciliation was within the scope of the audit since your auditor refers to the US GAAP reconciliation in its report.  Please revise your table to present fees billed to you for audit procedures performed on the US GAAP reconciliation as a component of audit fees, or explain to us why you believe no revision to the table is necessary, if this is your view.

The Company’s Response:

We have revised our disclosures under the heading, “Independent Accountants’ Fees”, as the Staff has suggested.  The result is that all amounts previously reported as Audit-Related Fees are now reported as Audit Fees.

Financial Statements

Report of Independent Registered Public Accounting Firm

4Staff Comment No. 4.

We note the accountant’s report you present in the document does not identify your auditor or otherwise contain your auditor’s signature.  Please amend your Form 40-F to include a signed accountant’s report.

The Company’s Response:

We have filed a corrected accountant’s report including the auditor’s name and signature.

Thank you for your review of the filing.  If you should have any questions regarding the amended annual report or our response letter, please do not hesitate to contact me at (604) 408-7488 or Chris Doerksen at Dorsey & Whitney LLP at (206) 903-8856.

Sincerely,

Cardero Resource Corp.

/s/ Hendrik van Alphen

Hendrik van Alphen

President and Chief Executive Officer

cc:

Gil Cornblum

Christopher Doerksen